UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

186760104

(CUSIP Number)

 Andrew Abramowitz, PLLC

565 Fifth Avenue, 9th Floor

New York, NY 10017

(212) 972-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP 186760104

1	NAME OF REPORTING PERSON

Kyle Detwiler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		1,987,998
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,243
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,987,998
	10	SHARED DISPOSITIVE POWER

		236,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,224,241 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Of the total amount of common shares without par value (“Common Shares”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), beneficially owned by Kyle Detwiler (“Kyle Detwiler” or “Mr. Detwiler”) as of May 22, 2023, (1) 1,987,998 Common Shares are owned directly, and (2) 236,243 Common Shares are owned indirectly through Silver Swan, LLC (“Silver Swan”).
(2)	Calculated based on 45,519,228 Common Shares of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D

CUSIP 186760104

1	NAME OF REPORTING PERSON

Silver Swan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,243
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		-0-
	10	SHARED DISPOSITIVE POWER

		236,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Calculated based on 45,519,228 Common Shares of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D

CUSIP 186760104

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2020 by the Reporting Persons (the “Original Schedule 13D”). This Amendment No. 1 supplements and amends the Original Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains unchanged. Following the transactions described in Item 5 of this Amendment No. 1, the Reporting Persons have ceased to be the beneficial owner of more than 5% of the outstanding Common Shares of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b) and (c) of Item 2 of the Original Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a) This Schedule 13D is being filed by (1) Kyle Detwiler and (2) Silver Swan, LLC, a Delaware limited liability company, which is controlled by Mr. Detwiler (together, the “Reporting Persons”). Mr. Detwiler stepped down from his positions as Chief Executive Officer and Chairman of the board of directors of the Issuer effective as of March 24, 2022.

(b) The business address of Mr. Detwiler is 6575 W. Loop, Suite 300, Bellaire, TX 77401. The business address of Silver Swan, LLC is 17751 Cadena Dr, Boca Raton, FL 33496.

(c) Mr. Detwiler serves as the Head of Carbon of Resource Environmental Solutions, LLC, an ecological restoration company, whose principal business address is 6575 W. Loop, Suite 300, Bellaire, TX 77401. The principal business of Silver Swan, LLC is investment. Mr. Detwiler is the sole managing member of Silver Swan, LLC.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

The transactions giving rise to the filing of this Amendment No. 1 are certain sales of Common Shares of the Issuer made by Mr. Detwiler in open market transactions and at prevailing market prices.

As a result of the sale transactions by Mr. Detwiler and the increase in the number of outstanding Common Shares of the Issuer, Mr. Detwiler ceased to be the beneficial owner of more than five percent (5%) of the Common Shares of the Issuer. The recent sale transactions are set forth in more detail in Item 5.

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

The information set forth in Item 5 of this Amendment No. 1 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are hereby amended and supplemented with the following:

(a)-(b)     As of May 22, 2023, the Reporting Persons may be deemed to beneficially own 2,224,241 Common Shares of the Issuer, which represents approximately 4.9% of the outstanding Common Shares of the Issuer, based on 45,519,228 Common Shares of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023. As of May 22, 2023, Mr. Detwiler has sole voting and dispositive power over 1,987,998 Common Shares of the Issuer, and Mr. Detwiler and Silver Swan, LLC have shared voting and dispositive power over 236,243 Common Shares of the Issuer. In addition, Mr. Detwiler holds an aggregate of 16,350 restricted share units of the Issuer that are subject to vesting based on the Issuer’s achievement of specified performance goals for the applicable performance period.

(c)       During the past sixty (60) days, Mr. Detwiler sold an aggregate of 113,432 Common Shares of the Issuer in open market transactions as follows:

Date	Number of Shares Sold	Weighted Average Price Per Share
March 29, 2023	300	$0.41
March 30, 2023	3,704	$0.41
May 9, 2023	2,195	$0.23
May 10, 2023	14,126	$0.27
May 11, 2023	5,047	$0.28
May 12, 2023	11,433	$0.26
May 15, 2023	28,539	$0.25
May 16, 2023	16,100	$0.25
May 17, 2023	3,500	$0.25
May 18, 2023	6,050	$0.26
May 19, 2023	9,544	$0.25
May 22, 2023	12,894	$0.26

(e)       Mr. Detwiler ceased to be the beneficial owner of more than five percent (5%) of the Common Shares of the Issuer on May 17, 2023.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented with the following:

In connection with Mr. Detwiler’s separation from the Issuer, he entered into a Separation and Release Agreement with the Issuer, dated February 8, 2022 (the “Detwiler Separation Agreement”). The Detwiler Separation Agreement provided for the following payment and benefits following Mr. Detwiler’s last day of employment with the Issuer on March 24, 2022: (i) two times his annual base salary, payable in installments over 24 months; (ii) eligibility to be paid a 2022 annual bonus targeted at 70% of his base salary, measured against performance goals established for senior executives and pro-rated for the period from January 1, 2022 through March 24, 2022, payable at the same time 2022 annual bonuses are paid to other key executives of the Issuer; (iii) reimbursement of COBRA premiums paid by Mr. Detwiler for continuation coverage for Mr. Detwiler and his spouse and dependents for 18 months (or up to 24 months if Mr. Detwiler is permitted to use continuation coverage under COBRA for a period in excess of 18 months); (iv) accelerated vesting of all of his unvested stock options and service-vesting restricted stock units (including restricted stock units that were previously subject to performance-vesting conditions that have been achieved), other than his award of service-vesting restricted stock units granted on January 14, 2022 (the “2022 RSUs”); (v) accelerated vesting of 50,000 of the 2022 RSUs (which amount was scheduled to otherwise vest within 12 months of March 24, 2022); and (vi) a portion of his restricted stock units that are subject to performance-vesting conditions that have not yet been met will remain outstanding and eligible to vest based on actual performance through the end of the applicable performance period.

The foregoing summary of the Detwiler Separation Agreement is not complete and is qualified in its entirety by the Detwiler Separation Agreement, a copy of which is filed as Exhibit 10.1 to this Amendment No. 1.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibits
10.1	Separation and Release Agreement, dated February 8, 2022, between Clever Leaves Holdings Inc. and Kyle Detwiler (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 9, 2022).
99.1	Joint Filing Agreement, dated as of May 22, 2023, between Kyle Detwiler and Silver Swan, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2023

/s/ Kyle Detwiler
Kyle Detwiler

Silver Swan, LLC

By:	/s/ Kyle Detwiler
Name: Kyle Detwiler
Title: Managing Member